UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number 000-28508

Flamel Technologies
(Translation of registrant's name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-____________

INFORMATION FILED WITH THIS REPORT

Document Index

99.1	Notice of a Combined Ordinary and Extraordinary Meeting of Shareholders on June 25, 2010.

99.2	Draft Resolutions to be submitted at the Ordinary and Extraordinary General Shareholders’ Meeting on June 25, 2010.

99.3	Management Report prepared by the Board of Directors to be presented at the Annual Ordinary Shareholders’ Meeting on June 25, 2010.

99.4	Board Report to be submitted at the Combined Shareholders’ Meeting on June 25, 2010.

99.5	Form of Proxy to Shareholders.

99.6	Form of Proxy to ADS Holders.

99.7	Document and Information Request Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies, S.A.

Dated: 27 May, 2010	By:	/s/ Stephen H. Willard
Name: Stephen H. Willard
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of a Combined Ordinary and Extraordinary Meeting of Shareholders on June 25, 2010.

99.2	Draft Resolutions to be submitted at the Ordinary and Extraordinary General Shareholders’ Meeting on June 25, 2010.

99.3	Management Report prepared by the Board of Directors to be presented at the Annual Ordinary Shareholders’ Meeting on June 25, 2010.

99.4	Board Report to be submitted at the Combined Shareholders’ Meeting on June 25, 2010.

99.5	Form of Proxy to Shareholders.

99.6	Form of Proxy to ADS Holders.

99.7	Document and Information Request Form.